Platinum Eagle Acquisition Corp.

2121 Avenue of the Stars, Suite 2300

Los Angeles, California 90067

January 9, 2018

VIA EDGAR

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Platinum Eagle Acquisition Corp.
Registration Statement on Form S-1
Filed December 22, 2017, as amended
File No. 333-222279

Dear Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Platinum Eagle Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, January 11, 2018, or as soon as thereafter practicable.

Very truly yours, PLATINUM EAGLE ACQUISITION CORP.

/s/ Eli Baker
Eli Baker President, Chief Financial Officer and Secretary

cc:	Winston & Strawn LLP Skadden, Arps, Slate, Meagher & Flom LLP